Acergy S.A.                                             [GRAPHIC OMITTED] Acergy
c/o Acergy M.S. Limited
200 Hammersmith Road,
London W6 7DL, United Kingdom
T: +44 (0)20 8210 5500  F: +44 (0)20 8210 5501
www.acergy-group.com

                     NOTICE OF EXTRAORDINARY GENERAL MEETING
                        OF SHAREHOLDERS ON AUGUST 4, 2009

The Extraordinary General Meeting of Shareholders (the "Meeting") of Acergy S.A. (the "Company"), a Societe Anonyme Holding R.C.S. Luxembourg B 43172 having its Registered Office at 412F, route d'Esch, L-2086 Luxembourg, will be held at the offices of SGG S.A., 412F, route d'Esch, L-2086 Luxembourg, on Tuesday August 4, 2009 at 2.00 p.m. (local time).

The resolutions 9 and 10 for consideration at this Meeting were first to be considered at the Annual General Meeting on May 22, 2009. The required quorum of 50% of the outstanding shares for resolutions 9 and 10 was not present and the Annual General Meeting was therefore not able to consider these resolutions. The Board of Directors decided to call the Meeting to consider the resolutions 9 and
10. At this Meeting there is no requirement for quorum. However, to approve the proposed resolutions a 2/3rd majority of the votes cast will be required. The Meeting will be held for the following purposes:

     (9)   In conformity with the provisions of the Luxembourg Company Law and
           Article 5 of the Company's Articles of Incorporation, to:

           (i) extend the validity of the Company's authorised share capital of U.S. $460,000,000 represented by 230,000,000 Common Shares par value U.S. $2.00 per share of which 194,953,972 Common Shares par value U.S. $2.00 per share have been issued, and

           (ii) approve the Report of the Board of Directors of the Company recommending and authorising the Board to implement the suppression of Shareholders' pre-emptive rights in respect of the issuance of shares for cash with respect of all authorised but un-issued Common Shares, in particular:

                (a) to issue Common Shares for cash whether in a private transaction or in a public offering at such price as determined by the Board of Directors of the Company (including below market value if deemed by the Board of Directors to be in the best interest of the Company) in order to enlarge or diversify the shareholder base through the entry of new investors, and

                (b) to issue, or offer to issue, Common Shares in connection with participation, financing, joint venture or other strategic

Registered Office                                         [GRAPHIC OMITTED] TAQL
412F, route d'Esch, L-2086 Luxembourg,
Societe Anonyme Holding, R.C.S. Luxembourg B 43172

                                                        [GRAPHIC OMITTED] Acergy

                       proposals, strategies or projects and/or to secure financing if the Board of Directors of the Company determines same to be in the best interest of the Company (including below market value if deemed by the Board of Directors to be in the best interest of the Company), provided that no Common Shares shall be so issued pursuant to subsections (a) or (b) hereof at a price of less than seventy-five percent (75%) of the market value determined by the average closing price for such Common Shares on the Oslo Stock Exchange (or the average closing price for American Depositary Shares
                       (ADSs) on the Nasdaq Stock Market, Inc., if applicable) for the ten most recent trading days prior to such transaction and further provided that Common Shares shall be issued otherwise on the terms and conditions set forth in such Report, including where the issue price is less than the "par value" of a Common Shares (U.S. $2.00), the Board of Directors shall be authorised to proceed with any such transaction and to transfer from the "paid-in" surplus ("free reserves") account of the Company to the "par value" account of the Company any such deficiency between the par value and the issue price of any such shares.

           Each of the foregoing actions to be effective for a further five year period from the date of publication of the minutes of the Annual General Meeting in the Luxembourg Official Gazette and,

           (iii) make all consequential changes to the Articles of Incorporation.

     (10) To authorise the Board of Directors of the Company to cancel shares which have been bought back or which may be bought back from time to time by the Company or any indirect subsidiary thereof as the Board of Directors sees fit and to make all consequential changes to the Articles of Incorporation to reflect the cancellation in the number of issued Common Shares.

                                                        [GRAPHIC OMITTED] Acergy

The Company's Board of Directors recommends that you vote in favour of the proposals to be considered at the Meeting.

The Meeting shall be conducted in conformity with the voting requirements of Luxembourg Company Law and the Company's Articles of Incorporation, no quorum applying at this convening second Extraordinary General Meeting.

The Board of Directors of the Company has determined that Shareholders of record at the close of business on March 31, 2009 will be entitled to vote at the aforesaid Meeting and any adjournments thereof.

Yours sincerely


Sir Peter Mason K.B.E.
Chairman

June 26, 2009

To assure your representation at the Extraordinary General Meeting and if you have not previously issued a proxy, you are hereby requested to fill in, sign, date and return the Proxy Card delivered herewith in the return envelope provided for such purpose so as to arrive at the registered office by 12:00 hours Central European Time on July 28, 2009. The giving of such Proxy will not affect your right to revoke such Proxy or vote in person should you later decide to attend the Meeting.